FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549


Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number:  001-31819

Gold Reserve Inc.
(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Filed with this Form 6-K is the following, which is incorporated herein by reference:

99.1 Gold Reserve U.S. GAAP reconciliation to Financial Statements in accordance with item 18 under Form 20-F

Certain statements included herein, including those that express management's expectations or estimates of our future performance, constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risk factors that may cause the actual financial results, performance, or achievements of Gold Reserve to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in foreign countries, corruption, requests for improper payments, uncertain legal enforcement, regulatory, political and economic risks associated with Venezuelan operations, our ability to obtain additional funding for the development of the Brisas project, in the event any key findings or assumptions previously determined by our experts in the final feasibility study (including any updates thereto) significantly differ or change as a result of actual results in our expected construction and production at the Brisas project, risk that actual mineral reserves may vary considerably from estimates presently made, impact of currency, metal prices and metal production volatility, changes in proposed development plans (including technology used), our dependence upon the abilities and continued participation of certain key employees, and risks normally incident to the operation and development of mining properties. These are discussed in greater detail in Gold Reserve's filings with the U.S. Securities and Exchange Commission at www.sec.gov and the Annual Information Form and other reports filed with Canadian provincial securities commissions at www.sedar.com. Gold Reserve expressly disclaims any intention or obligation to update or revise any forward looking statement whether as a result of new information, events or otherwise.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gold Reserve Inc.
(Registrant)


Date: May 2, 2006
By:   s/ Robert A. McGuinness
Name:    Robert A. McGuinness
Title:   Vice President - Finance & CFO

EXHIBIT INDEX

99.1 Gold Reserve U.S. GAAP reconciliation to Financial Statements in accordance with item 18 under Form 20-F


Auditors' Report with respect to supplementary information
   To the Board of Directors of Gold Reserve Inc.


Our audit of the consolidated financial statements of Gold Reserve Inc. referred to in our report to the Shareholders dated February 17, 2006 included consideration of note 11, Differences Between Canadian and U.S. GAAP as at December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005.

Management has also prepared supplementary disclosure under U.S. GAAP as at December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005 ("Supplementary Information on Differences Between Canadian and U.S. GAAP"). In our opinion, this Supplementary Information on Differences Between Canadian and U.S. GAAP presents fairly, in all material respects, the disclosures set forth therein when read in conjunction with the related consolidated financial statements of the Company.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants

Vancouver, British Columbia, Canada
February 17, 2006


Supplementary Information on Differences Between Canadian and U.S. GAAP

The Company prepares its consolidated financial statements in U.S. dollars in accordance with Canadian GAAP, which principles differ in certain respects from United States GAAP. The Company has previously reported its financial statements in accordance with Item 17 under Form 20-F, including the U.S. GAAP reconciliation requirements thereunder. This should be read in conjunction with the financial statements of the Company set forth in the 2005 Form 20-F.

The effect of the principal differences between U.S. and Canadian GAAP as required by Item 18 of Form 20-F (and the rules and regulations of the SEC) are summarized below.

Consolidated Summarized Balance Sheets

------------------------------------------------------------------------------
                                  Canadian GAAP        Change       U.S. GAAP
------------------------------------------------------------------------------
2005
------------------------------------------------------------------------------
Assets
Current assets A                   $ 22,797,616    $ 4,112,904    $ 26,910,520
Mineral property costs C             46,381,380    (41,034,321)      5,347,059
Other assets                         12,775,876              -      12,775,876
------------------------------------------------------------------------------
                                   $ 81,954,872    $(36,921,417)  $ 45,033,455
==============================================================================

Liabilities                        $  2,317,106              -    $  2,317,106

Shareholders' equity
Common shares & equity units B      140,512,063     (5,185,930)    135,326,133
Less, common shares & equity units
held by affiliates                     (674,598)                      (674,598)
Contributed surplus                                  1,489,156       1,489,156
Stock options B                       1,867,537      3,922,652       5,790,189
Value assigned to warrants                           3,682,447       3,682,447
Accumulated deficit B,C             (61,983,016)   (44,942,646)   (106,925,662)
Accumulated other
 comprehensive income A                              4,112,904       4,112,904
KSOP debt                               (84,220)                       (84,220)
------------------------------------------------------------------------------
                                     79,637,766    (36,921,417)     42,716,349
------------------------------------------------------------------------------
                                  $  81,954,872  $ (36,921,417)   $ 45,033,455
==============================================================================

------------------------------------------------------------------------------
                                  Canadian GAAP        Change       U.S. GAAP
------------------------------------------------------------------------------
2004
------------------------------------------------------------------------------
Assets
Current assets A                   $ 33,057,053   $  3,043,978    $ 36,101,031
Mineral property costs C             41,034,321    (41,034,321)
Other assets                         12,514,157                     12,514,157
------------------------------------------------------------------------------
                                   $ 86,605,531   $(37,990,343)   $ 48,615,188
==============================================================================

Liabilities                        $  2,429,473                   $  2,429,473

Shareholders' equity
Common shares & equity units B      136,907,516     (5,409,346)    131,498,170
Less, common shares & equity units
held by affiliates                     (674,598)                      (674,598)
Stock options B                       1,004,197      7,071,690       8,075,887
Value assigned to warrants                           5,395,019       5,395,019
Accumulated deficit B,C             (52,955,734)   (48,091,684)   (101,047,418)
Accumulated other
  comprehensive income A                             3,043,978       3,043,978
KSOP debt                              (105,323)                      (105,323)
------------------------------------------------------------------------------
                                     84,176,058    (37,990,343)     46,185,715
------------------------------------------------------------------------------
                                   $ 86,605,531   $(37,990,343)   $ 48,615,188
==============================================================================

Consolidated Summarized Statements of Operations

                                        2005             2004            2003
------------------------------------------------------------------------------
Net Loss under Canadian GAAP    $ (9,027,282)    $ (5,482,629)    $ (3,707,336)
Stock based compensation B         3,149,038        1,391,066       (7,704,726)
Mineral property costs C                           (6,268,328)
------------------------------------------------------------------------------
Net loss under U.S. GAAP          (5,878,244)     (10,359,891)     (11,412,062)

Other comprehensive income (loss)
Unrealized gain (loss) on
available-for-sale securities A    1,068,926          (70,147)       3,072,941
Reclassification adjustment
 for (gain)loss included in
 net loss                             55,957                          (176,375)
------------------------------------------------------------------------------
Total comprehensive
loss under U.S. GAAP            $ (4,753,361)   $ (10,430,038)    $ (8,515,496)
==============================================================================
Basic and diluted net loss
per share under U.S. GAAP             $ (.17)          $ (.35)          $ (.46)
==============================================================================

Consolidated Summarized Statements of Cash Flows

                                        2005             2004            2003
------------------------------------------------------------------------------
Cash flow used by operating
 activities under
 Canadian GAAP                  $ (7,729,508)    $ (3,958,108)    $ (2,898,151)
Mineral property costs C                           (6,268,328)
------------------------------------------------------------------------------
Cash flow used by operating
activities under U.S. GAAP      $ (7,729,508)   $ (10,226,436)    $ (2,898,151)
==============================================================================

Cash flow (used) provided
 by investing activities
 under Canadian GAAP            $ (2,691,289)    $ (3,661,785)     $ 2,731,267
Mineral property costs C                            6,268,328
------------------------------------------------------------------------------
Cash flow (used) provided by investing
activities under U.S. GAAP     $ (2,691,289)     $  2,606,543      $ 2,731,267
==============================================================================

A Under U.S. GAAP, marketable securities would be divided between held-to-maturity securities and available-for-sale securities. Those securities classified as available-for-sale would be recorded at market value and the unrealized gain or loss would be recorded as part of comprehensive income.

B For U.S. GAAP purposes, the Company accounts for stock-based employee compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No.25, iAccounting for Stock Issued to Employeesi. Under U.S. GAAP, when the exercise price of certain stock options is amended (the iRepricing i), these options are accounted for as variable compensation from the date of the effective Repricing. Under this method, following the Repricing date, compensation expense is recognized when the quoted market value of the Companyis common shares exceeds the amended exercise price. Should the quoted market value subsequently decrease, a recovery of a portion, or all of the previously recognized compensation expense will be recognized. For U.S. GAAP purposes, the Company will adopt SFAS 123R, iAccounting for Stock Based Compensationi effective January 1, 2006. SFAS 123R requires the use of the fair value method of accounting for stock based compensation. This standard is substantially consistent with the revised provisions of CICA 3870, which was adopted by the Company for Canadian GAAP effective January 1, 2004. For U.S.GAAP, the Company has not yet determined which acceptable method of adoption it will apply.

C Under Canadian GAAP, the Company capitalizes mineral property exploration and development costs after proven and probable reserves have been established. The Company also capitalizes costs on properties where it has found non-reserve material that does not meet all the criteria required for classification as proven or probable reserves. Under U.S. GAAP, exploration and development expenditures incurred on properties where mineralization has not been classified as a proven and probable reserve under SEC rules, are expensed as incurred. Accordingly, certain expenditures are capitalized for Canadian GAAP purposes but expensed under U.S. GAAP.


Pro-forma stock based compensation

For U.S. GAAP purposes, the Company accounts for stock-based employee compensation arrangements using the intrinsic value method. Had the fair value method of accounting been used under U.S. GAAP, the net loss and net loss per share would have been as follows:

                                        2005             2004            2003
-----------------------------------------------------------------------------
Net loss under U.S. GAAP        $ (5,878,244)   $ (10,359,891)  $ (11,412,062)
Variable plan accounting
 adjustment included
 in net loss                      (2,285,698)        (791,643)      7,704,726
Stock based compensation under
the fair value method               (863,340)        (599,423)       (406,108)
-----------------------------------------------------------------------------
Pro-forma net loss under
  U.S. GAAP                     $ (9,027,282)   $ (11,750,957)   $ (4,113,444)
=============================================================================
Pro-forma basic and diluted
 net loss per share
 under U.S. GAAP                      $ (.26)          $ (.40)         $ (.17)
=============================================================================

Development Stage Enterprise

In August of 1992, the Company acquired the Brisas Project. Beginning in 1993 the Company decided to focus its efforts on the Development of Brisas thereby meeting the definition of a development stage enterprise under Statement of Financial Accounting Standards No. 7 (FAS 7),
Accounting and Reporting by development Stage Enterprises. The following additional information is required under FAS 7.

Consolidated Summarized Statements of Operations - U.S. GAAP
For the period from January 1, 1993 to December 31, 2005

Other income                                        $ (14,935,581)
Mineral property exploration and development           39,505,080
General & administrative expense                       27,345,826
Other expense                                          49,085,509
-----------------------------------------------------------------
Deficit accumulated during the development stage
from January 1, 1993 to December 31, 2005           $ 101,000,834
-----------------------------------------------------------------

Accumulated deficit, December 31, 1992                  5,924,828
-----------------------------------------------------------------
Accumulated deficit, December 31, 2005              $ 106,925,662
=================================================================

Consolidated Summarized Statements of Cash Flows - U.S. GAAP
For the period from January 1, 1993 to December 31, 2005

Cash used by operating activities                   $ (73,097,165)
Cash used by investing activities                     (12,432,736)
Cash provided by financing activities                 103,271,301
-----------------------------------------------------------------
Increase in cash and cash equivalents for the period
 from January 1, 1993 to December 31, 2005             17,741,400
Cash and cash equivalents at December 31, 1992          1,628,852
-----------------------------------------------------------------
Cash and cash equivalents at December 31, 2005      $  19,370,252
=================================================================

Additional Shareholders' Equity disclosure - U.S. GAAP
For the period from January 1, 1993 to December 31, 2005


               Common Shares and Equity Units Issued
                                                       Shares         $        $ Value     $  Value         $         $ Compre-
                  $                                    and units    Contrib-   assigned    assigned        Accum-     hensive  $
               Issue   Common    Equity                held by      uted       to          to              ulated     income   KSOP
               Price   Shares    Units      $ Amount   affiliates   surplus    options     warrants        Deficit    (loss)   debt
------------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 1992    8,875,862               8,290,819   (70,944)                                         (5,924,828)        50,000)
Stock issued for
 cash
Private
 placement      4.12 2,530,000              10,413,976
Exercise of
 options        1.34   300,000                 401,000
Exercise of
 warrants       3.52     5,037                  17,749
Stock issued for
 services       3.89    12,552                  48,851
Net loss                                                                                                  (5,495,061)
Change in KSOP
 debt                                                                                                                         5,000
Reduction of
shareholders'
equity due to
change in
subsidiaries'
minority
 interest                                      (25,050)
------------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 1993   11,723,451              19,147,345   (70,944)                                        (11,419,889)       (45,000)
Stock issued for
 cash
Private
 placement      9.82 2,000,000              19,630,530
Exercise of
 options        2.32   295,967                 687,494
Exercise of
 warrants       6.07 2,134,250              12,962,750
Stock issued
 for services   5.50     6,000                  33,000
Stock issued
 to KSOP        6.19    20,000                 123,760
Stock issued for
litigation
 settlement     6.15 2,750,000              16,912,500
Value attributed
to warrants
issued in
litigation
 settlement                                    800,000
Net loss                                                                                               (26,297,415)
Increase in
common stock
held by
 affiliates                                            (433,332)
Effect of change
in accounting
 for investments                                                                                                   108,425
Decrease in
unrealized gain
on available-
for-sale
 securities                                                                                                        (29,408)
Change in KSOP
 debt                                                                                                                      (103,760)
Reduction of
shareholders'
equity due to
change in
subsidiaries'
minority
 interest                                     (843,986)
------------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 1994   18,929,668              69,453,393 (504,276)                                      (37,717,304)  79,017 (148,760)
Stock issued for
 cash
Exercise of
 options        2.74   167,835                 460,162
Stock issued
 to KSOP        5.60    50,000                 280,195
Stock issued
for minority
interest in
 subsidiaries   7.43 1,329,185               9,882,028
Net loss                                                                                              (3,847,605)
Increase in
common
stock held by
 affiliates                                             (924,289)
Increase in
unrealized gain
on available-
for-sale
 securities                                                                                                          6,943
Change in KSOP
 debt                                                                                                                      (187,949)
Reduction of
shareholders'
equity due
to change in
subsidiaries'
minority
 interest                                       (6,924)
------------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 1995   20,476,688              80,068,854 (1,428,565)                                   (41,564,909)   85,960 (336,709)
Stock issued for
 cash
Exercise of
 options        5.37   497,623               2,673,988
Exercise of
 warrants      10.52 1,729,500              18,202,500
Net loss                                                                                              (7,908,701)
Decrease in
unrealized gain
on available-
for-sale
 securities                                                                                                        (83,210)
Change in KSOP
 debt                                                                                                                       150,001
Addition to
shareholders'
equity due to
change in
subsidiaries'
minority
 interest                                        7,436
------------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 1996   22,703,811             100,952,778 (1,428,565)                                   (49,473,610)    2,750 (186,708)
Stock issued for
 cash
Exercise of
 options        5.75   124,649                 716,716
Stock issued
 to KSOP        5.02    89,683                 450,000
Net loss                                                                                             (10,918,111)
Increase in
unrealized gain
on available-for-
 sale securities                                                                                                     8,250
Change in KSOP
 debt                                                                                                                      (436,152)
------------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 1997   22,918,143             102,119,494 (1,428,565)                                   (60,391,721)   11,000 (622,860)
Stock issued for
 cash
Exercise of
 options        1.90   223,624                 425,883
Stock issued
 to KSOP        3.00    50,000                 150,000
Net loss                                                                                              (5,147,658)
Change in shares
held by
 affiliates                                 (1,034,323) 1,025,234
Decrease in
unrealized gain
(loss) on
available-
for-sale
 securities                                                                                                        (22,625)
Change in KSOP
 debt                                                                                                                       208,089
------------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 1998   23,191,767             101,661,054  (403,331)                                    (65,539,379)  (11,625)(414,771)
Stock issued for
 cash
Exercise of
 options        1.19    12,500                  14,899
Stock issued
 for services   0.84    70,000                  58,760
Stock issued
 to KSOP        1.13   300,000                 337,500
Stock retired   3.02    (1,629)                 (4,915)
Net loss                                                                                              (4,499,321)
Net common
shares exchanged
 for equity units   (1,584,966) 1,584,966
Decrease in
unrealized loss
on available-
for-sale
 securities                                                                                                       (328,618)
Change in KSOP
 debt                                                                                                                       230,352
------------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 1999   21,987,672  1,584,966  102,067,298  (403,331)                                    (70,038,700) (340,243)(184,419)
Stock issued
 for services   0.55    70,000                  38,688
Net loss                                                                                              (2,807,648)
Equity units
exchanged
for common
 shares                138,570   (138,570)
Increase in
unrealized gain
on available-
for-sale
 securities                                                                                                         437,875
Change in KSOP
 debt                                                                                                                        99,310
------------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 2000   22,196,242  1,446,396  102,105,986  (403,331)                                    (72,846,348)    97,632 (85,109)
Stock issued for
 cash
Exercise of
 options        0.78     5,500                   4,285
Stock issued
 for services   0.75    20,000                  15,000
Stock issued
 to KSOP        0.47   300,000                 140,640
Net loss                                                                                              (2,258,191)
Change in
common stock
held by
 affiliates                                             (271,267)
Equity units
exchanged for
 common shares         133,380   (133,380)
Increase in
unrealized
gain on
available-
for-sale
 securities                                                                                                         62,368
Change in KSOP
 debt                                                                                                                         1,322
------------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 2001   22,655,122  1,313,016  102,265,911  (674,598)                                   (75,104,539)   160,000  (83,787)
Stock issued for
cash
Exercise of
options         0.72    18,000                  12,960
Stock issued
 for services   0.85   100,000                  85,200
Stock issued
 to KSOP        0.67   200,000                 134,000
Variable plan
 accounting for
 options                                                                      1,162,804
Net loss                                                                                             (4,170,926)
Equity units
exchanged for
 common shares          23,036    (23,036)
Decrease in
unrealized gain
on available-
for-sale
 securities                                                                                                       (118,816)
Change in KSOP
 debt                                                                                                                        19,003
------------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 2002   22,996,158  1,289,980  102,498,071  (674,598)             1,162,804              (79,275,465)   41,184  (64,784)
Stock issued for
cash
Private
 placement      1.95 4,042,000               7,888,508
Exercise of
options         0.74   400,000                 294,605
Stock issued
 for services   5.06    60,000                 303,600
Stock issued
 to KSOP        1.28   200,000                 256,000
Value assigned
to warrants
 issued                                                                                  1,730,641
Variable plan
accounting
 for options                                                                  7,704,726
Net loss                                                                                            (11,412,062)
Equity units
exchanged for
 common shares          52,100    (52,100)
Increase in
unrealized gain
on available-
for-sale
 securities                                                                                                      3,072,941
Change in KSOP
 debt                                                                                                                       (39,568)
------------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 2003   27,750,258  1,237,880  111,240,784  (674,598)             8,867,530  1,730,641  (90,687,527) 3,114,125 (104,352)
Stock issued for
cash
Private
 placement      3.61 5,361,000              19,337,034
Exercise of
 warrants       4.28    21,100                  90,211
Exercise of
 options        0.89   373,954                 333,310
Stock issued
 for services   4.13    54,000                 223,012
Stock issued
 to KSOP        3.41    75,000                 255,750
Value assigned
to warrants
 issued                                                                                  3,682,447
Variable plan
accounting
 for options                                                                   (791,643)
Assigned value
of exercised
 warrants                                       18,069                                     (18,069)
Net loss                                                                                            (10,359,891)
Equity units
exchanged for
 common shares          80,483    (80,483)
Decrease in
unrealized gain
on available-
for-sale
 securities                                                                                                        (70,147)
Change in KSOP
 debt                                                                                                                          (971)
------------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 2004   33,715,795  1,157,397  131,498,170  (674,598)             8,075,887  5,395,019 (101,047,418) 3,043,978 (105,323)
Stock issued for
 cash
Exercise of
 warrants       4.33   260,900               1,129,905
Exercise of
underwriter
compensation
 options        3.00   202,100                 605,468
Exercise of
underwriter
compensation
 warrants       4.32    70,735                 305,646
Exercise of
 options        1.00   573,030                 571,326
Stock issued
 for services   2.92   251,350                 733,231
Stock issued
 to KSOP        3.45    75,000                 258,971
Net loss                                                                                             (5,878,244)
Variable plan
accounting
 for options                                                                  (2,285,698)
Assigned value
of exercised
 warrants                                      223,416                                     (223,416)
Assigned value
of expired
 warrants                                                           1,489,156            (1,489,156)
Equity units
exchanged for
 common shares          47,377    (47,377)
Increase in
unrealized
gain on
available-for-
sale
 securities                                                                                                      1,068,926
Change in KSOP
 debt                                                                                                                        21,103
------------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 2005   35,196,287  1,110,020  135,326,133  (674,598)  1,489,156  5,790,189  3,682,447 (106,925,662) 4,112,904  (84,220)